UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2014

Commission File Number 000-20860

EZchip Semiconductor Ltd.
(Translation of registrant’s name into English)

1 Hatamar Street
PO Box 527
Yokneam 2069206, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

THIS FORM 6-K IS BEING INCORPORATED BY REFERENCE INTO THE REGISTRANT'S FORM S-8 REGISTRATION STATEMENTS FILE NOS. 333-148932, 333-148933, 333-164330, 333-164331, 333-170900, 333-170901, 333-179491, 333-200165, 333-200166 and 333-200167.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD. (Registrant) By: /s/ Dror Israel —————————————— Dror Israel Chief Financial Officer

Date: December 22, 2014

EZCHIP LOGO

EZchip Advances the NP-5 200-Gigabit Network Processor to Production

Yokneam, Israel, December 22, 2014 – EZchip Semiconductor Ltd. (NASDAQ:EZCH), a leader in high-performance data-path processing solutions for carrier and data-center networks, today announced that its latest network processor, the 200-Gigabit NP-5, is now in full production. Following extensive testing and qualification, the NP-5 is now being delivered in quantity to EZchip’s customers for deployment in Tier-1 carrier and data-center networks.

The NP-5 has secured design wins among leading carrier router vendors as well as other network equipment vendors and provides a natural scale-up path for customers that use EZchip’s market-leading NP-4 100-Gigabit processor. The NP-5 sells at roughly a 50% higher ASP (average selling price) and enables vendors to double and triple the port density of their line cards. With the NP-5, EZchip’s customers can now deliver higher port-density line cards with multiple 40-Gigabit and 100-Gigabit ports, while continuing their offering of NP-4 based line cards for 10-Gigabit ports.

“The largest of EZchip’s router vendor customers are now providing NP-5 based line cards to their customers, and the NP-5’s exceptional performance and integration has enabled our Tier-1 customers to secure new large data-center customers which we believe should result in a significant increase in NP-5 business,” said Eli Fruchter, CEO of EZchip Semiconductor. “We are also well advanced in bringing to market the revolutionary NPS network processor that drives new applications and yet again doubles throughput and opens up new market opportunities for us. We believe that with the NP-5 now in production and with the NPS expected to sample in 2015, EZchip is well positioned to dominate the network processors market for years to come. Furthermore with the recent completion of the Tilera acquisition, we are well underway in developing a radical new class of multi-core processors that will bring significant new opportunities with the advent of NFV and SDN and in evolving carrier, cloud and data-center networks.”

The NP-5 provides unprecedented integration and enables building routers and switches for carrier networks as well as for data center network equipment with exceptional port density and functionality while reducing overall cost. The NP-5 drives line cards and appliances that feature multiple 100 and 40-Gigabit ports as well as numerous 10-Gigabit ports. Through its versatility and rich feature set, the NP-5 serves a wide variety of carrier and data center applications.

NP-5 highlights include:

•	200-Gigabit programmable packet processing
•	Integrated 200-Gigabit hierarchical traffic management
•	Ethernet ports with integrated MACs supporting 48x10-Gigabit / 12 x 40-Gigabit / 4x100-Gigabit interfaces or combinations thereof
•	Enhanced memory management for lookup tables, packet buffering and statistics; all using commodity DDR3 devices for minimized cost and power
•	10GBase-KR links for direct connection to the system’s backplane
•	Power management for minimizing line card and system power dissipation
•	On-chip control CPU for host CPU offload
•	Operations, Administration and Management (OAM) processing offload
•	Synchronous Ethernet and IEEE1588v2 offload for Circuit Emulation Services
•	IP reassembly for advanced packet processing offload

About EZchip

EZchip is a fabless semiconductor company that provides high-performance data-path processing solutions for a wide range of applications for carrier, cloud and data center networks. EZchip’s broad portfolio of solutions scales from a few Gigabits to hundreds of Gigabits-per-second, and includes network processors, multi-core processors, intelligent network adapters, high-performance appliances and a comprehensive software ecosystem. EZchip's processing solutions excel at providing great flexibility and high performance coupled with superior integration and power efficiency. For more information on our company, visit the web site at http://www.ezchip.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  These statements are only predictions based on EZchip's current expectations and projections about future events based on its current knowledge.  There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products (including in-house customer developed products), product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products, the consummation of the Tilera acquisition and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC).  For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 27, 2014 and its Current Reports on Form 6-K. EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

EZchip Contact:
Daureen Green, Marketing Communications
dgreen@ezchip.com, Tel: +972-4-959-6677

IR Contact:
Ehud Helft / Kenny Green
GK Investor & Public Relations
ezchip@gkir.com, Tel: (US) 1 646 201 9246